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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

JANUARY 4, 2001             COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000

           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                            FORM 20-F X      FORM 40-F
                                     ---              ---


INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES     NO  X
                                    ---     ---

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                               BIOVAIL CORPORATION

                                    FORM 6-K


THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION NO. 333-92229)



                                      INDEX



PART I.  FINANCIAL INFORMATION



PART II.     OTHER INFORMATION.............................................  2


(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE STATED.)


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                               BIOVAIL CORPORATION

                           PART II - OTHER INFORMATION





1.   REPORTING ISSUED TO CANADIAN SECURITY ADMINISTRATORS AND STOCK EXCHANGES

     A)   FORM 27 - MATERIAL CHANGE REPORT DATED JANUARY 4, 2001


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           Biovail Corporation


January 4, 2001                            By  /s/John R. Miszuk
                                               -----------------
                                           John R. Miszuk,
                                           Vice President, Controller


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                             MATERIAL CHANGE REPORT

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
            SECTION 84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                  SECTION 112 OF THE SECURITIES ACT (MANITOBA)
            SECTION 76(2) OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)

Item 1.   REPORTING ISSUER

          Biovail Corporation
          2488 Dunwin Drive
          Mississauga, Ontario L5L 1J9

Item 2.   DATE OF MATERIAL CHANGE

          January 2, 2001

Item 3.   PRESS RELEASE

          A press release was issued on January 2, 2001 through CCN Disclosure in Toronto.

Item 4.   SUMMARY OF MATERIAL CHANGE

          Biovail Corporation ("Biovail" or the "Corporation") announced that it has entered into definitive agreements with Aventis Pharmaceuticals Inc. ("Aventis") to acquire the North American rights to and benefits from the Cardizem family of cardiovascular products. The total purchase price was U.S. $409.5 million.

          Biovail has also entered into a U.S. $300 million Senior Secured Credit Facility with The Bank of Nova Scotia, as Agent and indicated that its wholly-owned subsidiary, Biovail Laboratories Incorporated ("BLI"), has acquired all of the voting common shares of IPL Acquireco 2000 Ltd., a British Virgin Islands company ("Acquireco"), holder of all of the outstanding shares of Intelligent Polymers Limited, a Bermuda corporation ("IPL").

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Biovail announced that it has entered into definitive agreements with Aventis to acquire the North American rights to and benefits from the Cardizem family of cardiovascular products. The total purchase price was U.S. $409.5 million. Of this amount, U.S. $239.5 million was paid at closing, with the balance to be paid equally over the four quarters of 2001. Payments for the


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          acquisition have been and will be derived from the Corporation's existing cash balances, cash flows from operations and partially from a U.S.$300 million Senior Secured Credit Facility that Biovail has entered into with The Bank of Nova Scotia, as Agent.

          Sales for the Cardizem family of products, which includes Cardizem CD, Cardizem SR, Cardizem injectable products as well as sales of Cardizem in the Canadian marketplace, were approximately U.S. $240 million in 2000.

          Cardizem, a leading calcium channel blocker, competes with a number of other cardiovascular drugs primarily indicated for hypertension and angina. Cardizem CD was the leading diltiazem product (with over 13 million prescriptions) in the U.S. marketplace during 2000.

          Aventis will continue to manufacture, supply and provide distribution services to Biovail for the Cardizem product lines, under the terms of a manufacturing and supply agreement and a transition agreement, for a specified period. Under the terms of such agreements, the Corporation took ownership of the Cardizem product lines effective January 1, 2001 and will begin recognizing the associated financial benefits accordingly. The Corporation expects that the acquisition of Cardizem product lines will have an accretive effect on its revenues.

          Biovail also confirmed that it is in the late stage development of a new and improved once daily diltiazem product that has already been approved by the United States Food and Drug Administration for certain indications and is currently undergoing further clinical trials to broaden the applicable prescribing indications. The Corporation indicated that it expects to launch this product, named Cardizem XL, in the first half of 2002.

          The Corporation also announced that over the course of 2001 it intends to add up to 500 sales representatives to its existing 300 person sales force. The Corporation intends to fund the expansion of its U.S. sales force, as well as the launch of Cardizem XL, through arrangements with strategic and/or financial partners and expects that this expansion will not adversely affect its 2001 and 2002 fiscal year results.

          As noted above, Biovail has also entered into a U.S. $300 million Senior Secured Credit Facility with The Bank of Nova Scotia, as Agent. The facility is secured by security agreements, pledging substantially all of the Corporation's assets, including substantially all of the assets and shares of subsidiary companies. Interest rates available to the Corporation are based on US Base Rate, LIBOR and the Canadian Prime Rate plus a margin ranging from 0.375% to 2.0% based on the Corporation's quarterly ratio of debt to EBITDA. A standby fee of 0.25% to 0.50% applies to the unused portion of the credit facility. The facility is initially revolving in nature and matures 364 days after closing and may be extended for further 364 day periods with the


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          consent of the lenders. In the event that the lenders elect not to extend the revolving credit, the Corporation has the option to convert the facility into a non-revolving term loan for a further two-year period.

          The Corporation's wholly-owned subsidiary, BLI has acquired all of the voting common shares of Acquireco. The price paid for the voting common shares of Acquireco was approximately U.S. $6,750,000. Acquireco holds all of the outstanding shares of IPL. In September 2000, BLI acquired certain rights to acquire all of the voting common shares of Acquireco at any time prior to October 2002. IPL carries on the business of pharmaceutical research and development.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO); SECTION 118(2) OF THE SECURITIES ACT (ALBERTA); SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA); SECTION 74 OF THE SECURITIES ACT (QUEBEC); SECTION 81(3) OF THE SECURITIES ACT (NOVA SCOTIA); SECTION 84(2) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN); AND SECTION 76(3) OF THE SECURITIES ACT (NEWFOUNDLAND)

          This material change report was not filed on a confidential basis.

Item 7.   OMITTED INFORMATION

          No information has been omitted in respect of the material change.

Item 8.   SENIOR OFFICERS

          Further information with respect to the material change described in this material change report may be obtained from:

          John R. Miszuk
          (416) 285-6000

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.





DATED at Mississauga, Ontario, this 4th day of January, 2001.


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                               By:    /s/John R. Miszuk
                                      -------------------------------------
                                      Name:      John R. Miszuk
                                      Title:     Vice-President, Controller

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THIS ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


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